Filed pursuant to Rule 433

Registration Statement No. 333-136846

September 6, 2006

Relating to Preliminary Prospectus Supplement

dated September 6, 2006

Final Pricing Details

APPROVED FOR EXTERNAL USE
Issuer:	The Republic of Colombia
Title	7 3/8% Bonds due 2037
Ratings:	Ba2/BB/BB
Format:	SEC Registered
Size:	U.S.$1,000,000,000
Trade Date:	September 6, 2006
Settlement Date:	September 19, 2006
Maturity:	September 18, 2037
Callable:	No
Interest Payment Dates:	March 18 and September 18, beginning March 18, 2007
First Payment Date:	March 18, 2007
Pricing Benchmark:	4½% UST due February 2036
UST Spot (PX/Yield):	93-00+/4.953%
Spread:	T+250bps
Yield to Maturity:	7.453%
Coupon:	7 3/8%
Price:	99.062%
Net Proceeds (before expenses) to the Republic of Colombia:	U.S.$985,620,000
Day Count:	30/360
Minimum Denomination:	U.S.$100,000 and increments of U.S.$1,000 in excess thereof
Listing:	Luxembourg Euro MTF
Bookrunners:	Goldman, Sachs & Co., and Merrill Lynch & Co.
Billing and Delivering:	Merrill Lynch &. Co.
Cusip# / ISIN#:	195325 BK 0 / US195325BK01
Use of Proceeds:	Raise new cash for pre-financing the Republic’s 2007 funding needs and to finance the purchase for cash of its 11.75% Global Bonds due 2020, 8.375% Bonds due 2027 and 10.375% Global Bonds due 2033 up to an aggregate amount that will not exceed (i) an aggregate principal amount of U.S.$500 million and (ii) an Aggregate Purchase Price of U.S.$700 million.
Preliminary Prospectus Supplement:	www.sec.gov/Archives/edgar/data/917142/000119312506185607/d424b3.htm
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